UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 4, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY AT TARGET MINE

Johannesburg, Thursday, 4 February 2021. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to advise that an employee was fatally injured yesterday, following a seismic event that triggered a fall of ground at its Target mine in Welkom in the Free State Province.

Relevant authorities were informed immediately and an investigation is underway.

“On Friday last week we declared a safety day and brought all our operations and surface plants to a complete standstill to reinforce and revitalise our journey towards improving safe behaviour in the workplace,” said chief executive officer Peter Steenkamp.

“Harmony’s risk-based safety approach is aimed at ensuring that no life is lost at any of our mines. Every effort is made to embed a proactive safety culture within Harmony and our goal is zero harm”, Steenkamp said.

Harmony’s Board and executives have extended their deepest condolences, and those of the Company, to the family, colleagues and friends of the deceased. The family will receive the necessary counselling and support in line with our bereavement policy.

Ends.

For more details contact:

Sihle Maake
Group Communications Manager
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

4 February 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 4, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director